December 22, 2006

Via U.S. Mail and Facsimile

Robert J. Koehler
Chief Executive Officer
SGL CARBON Aktiengesellschaft
Rheingaustrasse 182
D-65203 Wiesbaden
Germany


RE:		SGL CARBON Aktiengesellschaft
		Form 20-F for the fiscal year ended December 31, 2005
		File No. 1-14398

Dear Mr. Koehler:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note that on your website you list sales contacts for Cuba, Iran, North Korea and Syria. Your 20-F includes no information regarding contacts with these countries. We note from the 20-F and additional disclosure on your website that your products include products and applications for defense uses, including rocket motor nozzles and bullet proof systems for military vehicles; nuclear technology products and applications; and energy products and applications.

Cuba, Iran, North Korea and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to
U.S. economic sanctions imposed in part because of their support for terrorism and, in the case of Iran, North Korea and Syria, activities related to the development or acquisition of weapons of mass destruction. Please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe any services and products provided to these countries. Discuss for us military applications and potential military uses of such services and products, including materials and component parts. Advise us whether, to the best of your knowledge, understanding or belief, any of the referenced countries have put your products or services to military use.

2. Discuss for us the materiality to you of your contacts with Cuba,
Iran, North Korea and Syria, if any, individually and in the aggregate, in light of those countries` status as state sponsors of terrorism and in light of the WMD-related actions of Iran, North Korea and Syria. Discuss whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment
Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. In addition, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of those countries or entities controlled by those governments receive cash or act as intermediaries in connection with your operations.

3. Please address for us the applicability and potential impact of the Iran Sanctions Act of 1996, as amended by the Iran Freedom
Support Act on September 30, 2006, on your Iran-related activities, if any, including activities that result, directly or indirectly, in the payment of funds to Iran.

4. Please address for us the applicability and potential impact of United Nations Security Council Resolution 1718 (2006) on your
North
Korea-related activities, if any, including activities that result, directly or indirectly, in the payment of funds to North Korea.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Division of Corporation Finance
Robert J. Koehler
SGL CARBON Aktiengesellschaft
December 22, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE